Management’s Discussion and Analysis

Management’s discussion and analysis for the three and nine month periods ended September 30, 2006, of Precision Drilling Trust (the “Trust” or “Precision”) prepared as at November 6, 2006, focuses on certain information from the consolidated financial statements, and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it excludes changes that may occur in general economic, political and environmental conditions. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in Precision’s 2005 annual report on pages 47 through 72, the unaudited September 30, 2006 consolidated financial statements and related notes and the cautionary statement regarding forward-looking information and statements on page 12 of this report.

F I N A N C I A L H I G H L I G H T S

(Stated in thousands of Canadian dollars,	Three months ended September 30,			Nine months ended September 30,
except per unit/share amounts)			%		%
	2006	2005	change	2006	2005	change
Revenue	$349,558	$300,016	17	$1,109,535	$841,318	32
Operating earnings (1)	142,431	111,956	27	462,883	289,481	60
Earnings from continuing operations	133,552	2,382	5,507	446,038	99,971	346
Net earnings	139,667	1,382,648	(90)	452,153	1,547,017	(71)
Funds provided by (used in) continuing operations(1)	159,510	(54,747)	NA	494,711	95,301	419
Net capital spending from continuing operations	76,128	38,950	95	165,102	102,114	62
Distributions to unitholders
- declared	116,785	-	NA	330,089	-	NA
Per unit/share information:
Earnings from continuing operations	1.06	0.02	5,200	3.55	0.80	344
Net earnings	1.11	11.00	(90)	3.60	12.36	(71)
Distributions
- declared	$0.93	$-	NA	$2.63	$-	NA
(1) Non-GAAP measure. See page 2.

Non-GAAP Measures

Precision uses certain measures that are not recognized under Canadian Generally Accepted Accounting Principles (GAAP) to assess performance and believes these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.

Operating earnings:

Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed.

Funds provided by (used in) continuing operations:

Management believes that in addition to cash provided by (used in) continuing operations, funds provided by (used in) continuing operations is a useful supplemental measure. It provides an indication of the funds generated by (used in) Precision’s principal business activities prior to consideration of the changes in non-cash working capital balances which can vary from quarter to quarter given the seasonality of equipment utilization in Precision’s principal area of operation, western Canada.

Precision’s method of calculating these measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

Set out below is a reconciliation of funds provided by (used in) continuing operations to cash provided by (used in) continuing operations, the most directly comparable GAAP financial measure reported on the Consolidated Statements of Cash Flow.

	Three months ended		Nine months ended
	September 30,		September 30,
(Stated in thousands of Canadian dollars)
	2006	2005	2006	2005
Funds provided by (used in) continuing operations	$159,510	$(54,747)	$494,711	$95,301
Changes in non-cash working capital balances	(80,093)	97,106	(28,569)	156,542
Cash provided by (used in) continuing operations	$79,417	$42,359	$466,142	$251,843

Financial Position and Ratios
	September 30,	December 31,
(Stated in thousands of Canadian dollars, except ratios)	2006	2005
Working capital	$217,202	$152,754
Working capital ratio	2.2	1.4
Long-term debt	$165,571	$96,838
Total assets	$1,738,041	$1,718,882
Long-term debt to long-term debt plus equity	0.12	0.08

Overview

Earnings from continuing operations in the third quarter of 2006 were $134 million compared to $2 million for the comparable quarter in 2005, an increase of $1.04 per diluted unit to $1.06. As a result of business divestitures and the reorganization of Precision during the third quarter of 2005, a one-time charge of $65 million was incurred for the early retirement of debentures along with $20 million related to an unrealized loss in market value on the short-term investment in marketable securities of Weatherford International, Inc. The net impact of these changes decreased earnings per diluted unit by $0.50 in the third quarter of 2005. For the third quarter of 2006, Precision benefited from a lower effective tax rate as an income trust, which increased diluted earnings per unit from continuing operations by $0.32. Excluding the impact of these items, and on the strength of higher customer pricing, 2006 third quarter earnings from continuing operations increased 42% to $1.06 per diluted unit.

For the nine months ended September 30, 2006, earnings from continuing operations were $446 million compared with $100 million in 2005, an increase of $2.75 per diluted unit. One-time charges in the third quarter of 2005 represented a decrease of $0.50 per diluted unit.The lower effective income tax rate as an income trust and enacted tax rate reductions contributed an increase of $1.12 per diluted unit in the first nine months of 2006 over the same period last year. Excluding the impact of these items and on the strength of higher pricing and activity, earnings from continuing operations increased 87% for the nine months ended September 30, 2006 to $3.55 per diluted unit.

Net earnings for the third quarter of 2006 were $140 million compared to $1.383 billion in 2005. The decrease was attributable to $1.38 billion in earnings from discontinued operations in the third quarter of 2005 compared with $6 million in the third quarter of 2006. Offsetting this decrease has improved earnings from continuing operations in the third quarter of 2006. During the 2005 third quarter, Precision completed the sale of its Energy Services and International Contract Drilling divisions and its Industrial Services business. The gain on disposal of these divestitures was $1.385 billion while the net earnings from these operations in the third quarter of 2005 was a loss of $5 million for earnings from discontinued operations, net of tax, of $1.38 billion or $10.98 per diluted unit.

For the first nine months of 2006, West Texas Intermediate crude oil averaged US$68.17 per barrel and Henry Hub natural gas averaged US$6.76 per MMBtu compared to US$55.31 per barrel and US$7.75 per MMBtu in the same period in 2005. Toward the end of the third quarter of 2006, the spot price of natural gas decreased sharply amid concerns over the high levels of gas in storage in North America. Oil prices also decreased in the quarter but remained at historically high levels. Henry Hub natural gas spot prices ranged from a quarterly high of US$8.65 per MMBtu to the quarterly low of US$3.62 per MMBtu on September 29, 2006. The one-year forward price for North American natural gas continued to trade within a price range of approximately $7.00 to $9.00 on Canadian and U.S. exchanges in the quarter. Increasingly, Precision’s customers are adjusting drilling programs to position for relative near-term weakness in spot natural gas prices. Compared to the emphasis on shallow gas in 2005, Precision has continued to experience a more balanced equipment utilization load with a shift in activity to deeper natural gas, conventional oil and heavy oil production.

To close out the third quarter, 1,784 new well licenses were issued in Canada in September, the lowest industry total for that month since 2002. Precision’s drilling rig operating day utilization rate in October was 44% compared to 68% in the fourth quarter of 2005.While wet weather in October contributed to the decline, the weakness in natural gas pricing has reduced the urgency with which customers are approaching their 2006-07 winter drilling programs. In contrast to last year, there is more rig availability for the spot market and bidding for contracts has become more competitive.

The oilfield service industry in Canada can be extremely cyclical as commodity price fluctuations can be compounded by seasonal trends. Accordingly, there could be a wide fluctuation in financial performance from quarter to quarter, year over year and quarterly results should not be annualized. Seasonally, the first quarter is usually the most active and prosperous as winter ground conditions typically allow complete access to well locations. In the second quarter, spring weather softens ground conditions and can slow oilfield service activity dramatically. Subject to dry weather, activity resumes and may sequentially gain momentum in the third and fourth quarters.

Growth Initiatives

Along with Ltd. for cash consideration of $16 million and planned expansion of the wastewater treatment unit fleet by 38% by the end of the first quarter of 2007.

•	the addition of $30 million in capital for two 4,000-metre diesel electric AC drive light triple drilling rigs for the Canadian market, pursuant to a long-term customer commitment;
•	discussions with customers regarding well programs and the appropriate rig specifications for construction of the second set of five drilling rigs for the U.S. market;
•	a moderate delay in maintenance capital expenditure activity which may result in 2006 spending in the low end of the previously announced range at an estimated $100 million; and
•	the acquisition of Terra Water Group Ltd. for cash consideration of $16 million and planned expansion of the wastewater treatment unit fleet by 38% by the end of the first quarter of 2007.

Precision continues to execute and build on planned organic growth initiatives. For the nine-month period ended September 30, 2006, Precision invested $125 million in expansion capital compared with $45 million for the same period in 2005. The majority of the spending relates to the addition of 35 new drilling rigs scheduled for completion in 2006 through 2008. A total of 15 rigs are expected to be commissioned in 2006, 14 in 2007 and six in 2008. Of the 15 rigs for 2006, nine have been put in service, including four in the third quarter.

Expansion of Precision’s Contract Drilling Services segment in the United States is proceeding, with full third quarter utilization for the Super Single® rig that started drilling in Texas in June. There are five new rigs under construction for the U.S. market with a long-term customer commitment. Precision is exploring opportunities with customers for the additional five drilling rigs and expects to have a fleet of at least 11 drilling rigs operating in the U.S. by the end of the second quarter of 2008. If opportunities arise with existing customers, Precision may deploy additional rigs into this market from Canada.

The previously announced $480 million capital expenditure program has been increased by an estimated $30 million for the two additional new drilling rigs for the Canadian market. The revised capital expenditure program is now estimated to be $510 million, representing $390 million in expansion capital and $120 million in maintenance capital.A majority of the planned maintenance capital will be incurred in 2006, with an estimated carryover of $20 million to 2007. Additional planned maintenance capital for 2007 will be influenced by 2007 fleet activity. The $390 million in expansion capital includes $16 million for the acquisition of Terra Water Group Ltd., $125 million spent in the first nine months of 2006, $79 million expected to be incurred over the remainder of 2006 and $170 million expected to be incurred over the 18 months following December 2006.

Upon completion of the planned organic growth program in 2008, Precision expects to operate a drilling rig fleet of 265 - with 254 rigs in western Canada and 11 in the United States - a 15% increase over the year-end 2005 fleet of 230. Over the next six months, the Completion and Production Services segment in Canada expects to add two new service rigs to bring the fleet to 239, add 15 new wastewater treatment units to bring the fleet to 55, and add four new stand-alone snubbing units to bring the total fleet to 30.

Segment Review

Precision’s continuing operations are reported in two segments. The Contract Drilling Services segment includes the contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, wastewater treatment and rental divisions.

	Three months ended September 30,
(Stated in thousands of Canadian dollars)	2006	2005	% Change
Operating earnings: (1)
Contract Drilling Services	$114,552	$90,118	27.1
Completion and Production Services	39,015	25,974	50.2
Corporate and Other	(11,236)	(4,136)	(169.2)
	$142,431	$111,956	27.2
	Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2006	2005	% Change
Operating earnings:(1)
Contract Drilling Services	$369,708	$248,908	48.5
Completion and Production Services	123,364	70,810	74.2
Corporate and Other	(30,189)	(30,237)	0.2
	$462,883	$289,481	59.9
(1) Non-GAAP measure. See page 2.

Segment Review of Contract Drilling Services
	Three months ended September 30,
		% of		% of
(Stated in thousands of Canadian dollars, except where indicated)	2006	Revenue	2005	Revenue
Revenue	$246,364		$218,006
Expenses:
Operating	115,262	46.8	112,822	51.8
General and administrative	6,606	2.7	5,455	2.5
Depreciation	9,968	4.0	9,854	4.5
Foreign exchange	(24)	-	(243)	(0.1)
Operating earnings(1)	$114,552	46.5	$90,118	41.3

	2006	2005	Change
Number of drilling rigs (end of period)	239	229	4.4
Drilling rig operating days	11,687	12,539	(6.8)
Drilling revenue per operating day ($/day)	$19,626	$16,259	20.7
Drilling statistics:(2)
Number of wells drilled	1,606	2,279	(29.5)
Average days per well	7.2	5.5	30.9
Number of metres drilled (000s)	2,194	2,479	(11.5)
Average metres per well	1,366	1,088	25.6
(1)	Non-GAAP measure. See page 2.
(2)	Canadian operations only.

	Nine months ended September 30,
		% of		% of
(Stated in thousands of Canadian dollars, except where indicated	2006	Revenue	2005	Revenue
Revenue	$786,659		$608,280
Expenses:
Operating	367,240	46.7	315,233	51.8
General and administrative	20,529	2.6	16,590	2.7
Depreciation	29,410	3.7	27,847	4.6
Foreign exchange	(228)	-	(298)	-
Operating earnings (1)	$369,708	47.0	$248,908	40.9

	2006		2005	% Change
Number of drilling rigs (end of period)	239		229	4.4
Drilling rig operating days	35,289		32,587	8.3
Drilling revenue per operating day ($/day)	$20,392		$17,300	17.9
Drilling statistics:(2)
Number of wells drilled	4,881		5,783	(15.6)
Average days per well	7.2		5.6	28.6
Number of metres drilled (000s)	6,138		6,414	(4.3)
Average metres per well	1,258		1,109	13.4
(1)	Non-GAAP measure. See page 2.
(2)	Canadian operations only.

Revenue in the Contract Drilling Services segment increased by 13% to $246 million while operating earnings grew by 27% to $115 million in the third quarter of 2006 compared to the same period in 2005. Increased revenue was achieved due to higher customer pricing for Precision’s services despite lower activity levels. Precision benefited from general price increases during the 2005-06 winter drilling season and realized revenue per operating day of $19,626, an increase of 21% over the 2005 third quarter.

Drilling rig operating days during the third quarter of 2006 were 11,687 compared with 12,539 in 2005, a decrease of 7% or 852 days. In Canada, Precision’s activity in the over 3,000 metre depth-rated triple rig market was 23% higher than in the prior year and activity in the shallow market, coil tubing and single, was 35% lower. This shift had a significant impact on Precision’s average operating days per well, which increased 31% to 7.2 days for the third quarter of 2006 compared to 5.5 days in 2005.The camp and catering division achieved a third quarter record for activity with a 30% increase in camp days to 3,828 over the prior year. Camp and catering activity benefited from the shift to deeper drilling and continued accommodation shortages in western Canada.

With higher revenues, operating costs as a percentage of revenue were lower. Operating costs declined from 52% of revenue in the third quarter of 2005 to 47% in 2006. However, overall operating costs in the third quarter of 2006 increased 8% per operating day in contract drilling. This included crew wage increases of 7% implemented in the fourth quarter of 2005 and increases in third-party labour and material costs associated with equipment maintenance programs. In addition, planned major repair expenses were deferred from the second quarter due to the shortage of maintenance infrastructure. Lower drilling activity in the third quarter of 2006 also resulted in increased fixed operating costs on a per operating day basis.

General and administrative costs as a percentage of revenue were up moderately from the prior year primarily as a result of higher incentive compensation expenses given Precision’s favourable financial performance during the third quarter of 2006.

Segment Review of Completion and Production Services
		Three months ended September 30,
		% of		% of
(Stated in thousands of Canadian dollars, except where indicated)	2006	Revenue	2005	Revenue
Revenue	$106,173		$86,520
Expenses:
Operating	55,527	52.3	50,269	58.1
General and administrative	3,305	3.1	2,498	2.9
Depreciation	8,323	7.9	7,815	9.0
Foreign exchange	3	-	(36)	-
Operating earnings (1)	$39,015	36.7	$25,974	30.0
				%
	2006		2005	Change
Number of service rigs (end of period)	237		238	(0.4)
Service rig operating hours	123,783		122,620	0.9
Service revenue per operating hour ($/hour)	$668		$551	21.2

		Nine months ended September 30,
		% of		% of
(Stated in thousands of Canadian dollars, except where indicated)	2006	Revenue	2005	Revenue
Revenue	$333,102		$245,771
Expenses:
Operating	175,460	52.7	147,194	59.9
General and administrative	10,122	3.0	7,672	3.1
Depreciation	24,139	7.3	20,127	8.2
Foreign exchange	17	-	(32)	-
Operating earnings(1)	$123,364	37.0	$70,810	28.8
				%
	2006		2005	Change
Number of service rigs (end of period)	237		238	(0.4)
Service rig operating hours	370,400		335,108	10.5
Service revenue per operating hour ($/hour)	$695		$567	22.6
(1) Non-GAAP measure. See page 2.

Revenue in the Completion and Production Services segment increased by 23% to $106 million while operating earnings grew by 50% to $39 million in the third quarter of 2006 compared to the same period in 2005.The service rig division represented 78% of the total segment revenue and realized a 21% increase in revenue per operating hour. Increased revenue was achieved by higher customer pricing and marginally higher activity levels.

Service rig operating hours during the third quarter of 2006 were 123,783 compared to 122,620 in 2005, an increase of 1% or 1,163 hours over the prior year. Operating hours were higher despite a drop in overall drilling activity due to the greater production emphasis by our customers on conventional oil and heavy oil wells. Demand for rental equipment remained high as equipment utilization days exceeded the prior year by 8% due mainly to increased demand in the tubular product line. Activity in the snubbing division was down 13% in the quarter over the prior year due to lower activity in the southern Alberta shallow gas market.

Consistent with financial trends in the Contract Drilling Services segment, operating costs as a percentage of revenue decreased from 58% in the third quarter of 2005 to 52% in 2006. However, overall operating costs in the third quarter of 2006 increased 9% per operating hour in well servicing. Operating costs escalated as a result of crew wage increases of 7% implemented in the fourth quarter of 2005 and increases in third-party labour and material costs associated with equipment maintenance programs.

Segment Review of Corporate and Other

Corporate and other expenses increased by 169% to $11 million in the third quarter of 2006 compared to $4 million in the same period of 2005.The increase was primarily due to a foreign exchange gain of $6 million in the third quarter of 2005 from Precision’s net U.S. dollar monetary position. The remaining difference was due to higher incentive compensation expenses given Precision’s favourable financial performance, which was offset by lower overhead costs as Precision adjusted for the 2005 divestiture of discontinued operations.

Other Items

Interest expense decreased by $6 million to $2 million in 2006 compared to the third quarter of 2005, and was attributable to the reduction in net debt year over year.

The Trust’s effective income tax rate on third quarter earnings from continuing operations before income taxes was 5% in 2006. The comparatively low effective income tax rate is primarily a result of the conversion to an income trust which has the effect of shifting all or a portion of the income tax burden of the Trust to its unitholders.

The $6 million gain, net of tax, on discontinued operations in the third quarter of 2006 related to additional funds received by Precision from the divestiture of certain businesses in prior years. During the third quarter of 2005, Precision executed two significant divestitures and reported earnings from discontinued operations, net of tax, of $1.38 billion.

Liquidity and Capital Resources

The Trust’s liquidity and solvency position remained strong as working capital exceeded long-term debt and other liabilities by $39 million at September 30, 2006 compared to $56 million at December 31, 2005. The stable financial position during the first nine months of 2006 was attributable to strong financial operating performance resulting in funds from continuing operations of $495 million which were matched by net capital spending of $165 million and Trust distributions paid of $328 million.

The third quarter of 2006 was further highlighted by the following financial developments:
•
In its third full quarter as an income trust, Precision declared monthly distributions to unitholders of $0.31 for aggregate cash distributions declared of $117 million or $0.93 per unit. For the nine-month period ended September 30, 2006 Precision declared aggregate distributions of $2.63 per unit for cash distributions declared of $330 million;

•	Precision’s distribution reinvestment plan generated cash of $4 million with a quarter-end participation rate of 4%. Since inception in March 2006, the plan has generated cash of $6 million;

•
Through the annual renewal of its extendable three-year revolving term credit facility, Precision negotiated an increase in its borrowing capacity of $150 million to $700 million to be effective in the fourth quarter;

•	Long-term debt increased by $121 million during the quarter to $166 million for a long-term debt to long-term debt plus equity ratio of 12%; and

•	Working capital increased by $81 million during the quarter to $217 million as the higher sequential level of activity and corresponding revenue in the quarter increased accounts receivable.

Capital spending for the first nine months of 2006 was $191 million, with expansion capital expenditures of $125 million to grow and expand Precision’s underlying asset base and maintenance capital expenditures of $66 million to sustain and upgrade existing property, plant and equipment. Proceeds from the disposal of property, plant and equipment amounted to $26 million.

With Precision Drilling Corporation’s conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly cash distributions to unitholders. Distributions may be increased, reduced or suspended depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws by governments in Canada. The actual cash flow available for distribution to holders of Trust units and holders of Exchangeable LP units is a function of numerous factors, including: Precision’s financial performance; debt covenants and obligations; working capital requirements; maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment; and the number of units outstanding.

On October 31, 2006, the Government of Canada announced a Tax Fairness Plan containing its intention to bring about new tax measures including "a Distribution Tax on distributions from publicly traded income trusts and limited partnerships." The government is proposing a four-year transition period for existing income trusts and limited partnerships whereby the new measures will not apply until their 2011 taxation year. Under the proposal, "flow-through entities" will be taxed more like corporations and their investors will be treated more like shareholders. The proposed new tax measures will impair the flow-through nature of Precision Drilling Trust's current tax structure and will require in-depth review, examination and assessment when enacted into tax law.

During October 2006 an additional 47,956 Trust units were issued through the distribution reinvestment plan.

Quarterly Financial Summary
(Stated in thousands of Canadian dollars, except per unit/share amounts)
	2005	2006
Quarters ended	December 31	March 31	June 30	September 30
Revenue	$427,861	$536,408	$223,569	$349,558
Operating earnings (1)	175,897	245,909	74,543	142,431
Earnings from continuing operations	120,877	224,183	88,303	133,552
Per unit/share	0.96	1.79	0.70	1.06
Net earnings	83,546	224,183	88,303	139,667
Per unit/share	0.66	1.79	0.70	1.11
Funds provided by continuing operations (1)	114,687	252,471	82,730	159,510
Distributions to unitholders - declared	$70,510	$101,623	$111,681	$116,785

	2004	2005
Quarters ended	December 31	March 31	June 30	September 30
Revenue	$313,978	$383,407	$157,895	$300,016
Operating earnings (1)	113,879	153,020	24,505	111,956
Earnings from continuing operations	60,582	88,281	9,308	2,382
Per unit/share	0.49	0.71	0.07	0.02
Net earnings	88,183	138,518	25,851	1,382,648
Per unit/share	0.71	1.11	0.21	11.00
Funds provided by (used in) continuing operations(1)	114,628	122,075	27,973	(54,747)
Distributions to unitholders - declared	$-	$-	$-	$-
(1)Non-GAAP measure. See page 2.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this interim report, including statements related to new taxation measures proposed by the Government of Canada, Precision’s planned capital expenditures, planned expansion in the U.S., projected growth of the Completion and Production Services and the Contract Drilling Services segments and statements that may contain words such as “could”, “should”, “can” , “anticipates”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision’s services.

These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the affect of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; and changes in how such laws are enacted and enforced; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Precision will be realized or, even if substantially realized, that they will have the expected consequences to or effects on Precision or its business or operations. Except as may be required by law, the Trust assumes no obligation to publicly update any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

UNITHOLDER INFORMATION

Stock Exchange Listings
Units of Precision Drilling Trust are listed on the Toronto
Stock Exchange under the trading symbol PD.UN and in
U.S. dollars PD.U, and on the New York Stock Exchange
under the trading symbol PDS.

Q2 2006 Trading Profile
Toronto (TSX: PD.UN)
High: $41.80
Low: $33.21
Close: $34.33
Volume traded: 27,461,986

Toronto (TSX: PD.U)
High: US$37.28
Low: US$29.50
Close: US$33.13
Volume traded: 91,569

New York (NYSE: PDS)
High: US$37.78
Low: US$29.76
Close: US$30.82
Volume traded: 20,784,60

Transfer Agent and Registrar
Computershare Trust Company of Canada
Calgary, Alberta

Transfer Point
Computershare Trust Company, Inc.
New York, New York

Account Questions
Our Transfer Agent can help you with a variety of
Unitholder related services, including:
• change of address
• lost unit certificates
• transfer of units to another person
• estate settlement
• enrollment in Distribution Reinvestment Plan

You can contact our Transfer Agent at:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada
Telephone: 1-800-564-6253 (toll free in Canada and the United States)
 1-514-982-7555 (international direct dialing)
Email: caregistryinfo@computershare.com

Online Information
To receive our news releases by email or to view this
interim report, please visit our website at
www.precisiondrilling.com and refer to the Investor
Relations section. Additional information relating to the
Trust, including the Annual Information Form, Annual
Report and Management Information Circular has
been filed with SEDAR and is available at www.sedar.com.

Estimated Release Date for Financial Results
2006 Fourth Quarter - February 15, 2007

CORPORATE INFORMATION

Head Office
Precision Drilling Trust
4200, 150 - 6th Avenue SW
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com

Trustees
Robert J. S. Gibson
Patrick M. Murray
H. Garth Wiggins

Directors
W.C. (Mickey) Dunn
Brian A. Felesky, CM,Q.C.
Robert J. S. Gibson
Patrick M. Murray
Frederick W. Pheasey
Robert L. Phillips
Hank B. Swartout
H. Garth Wiggins

Officers
Hank B. Swartout
Chairman of the Board and
Chief Executive Officer

Gene C. Stahl
President and Chief Operating Officer

Doug J. Strong
Chief Financial Officer

Darren J. Ruhr
Vice President, Corporate Services and
Corporate Secretary

Lead Bank
Royal Bank of Canada
Calgary, Alberta

Auditor
KPMG LLP
Calgary, Alberta